

INDIA'S LARGEST BANK

**STATE BANK OF INDIA**
**REPRESENTATIVE OFFICE**

2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE – (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

RECD S.E.C.
JAN 1 6 2003
1086

FILE #82.4524

January 14, 2003

The Securities & Exchange Commission
Division of Corporate Finance (INTERNATIONAL CORPORATE FINANCE)
450 Fifth Street, N.W.
Washington, D.C. 20549

03003348

Dear Sir:

SUPPL

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs)**
**CUSIP # 856552104**
**LISTING AGREEMENT : CLAUSE 36**

We enclose for your information & necessary action letter #.CO/S&B/VR/2003/139 dated January 10, 2003 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to send a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Sincerely,

Ajit Lal
Representative

Encl: as above

<securities>

dlw 1/29

FILE NO. 82.4524



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

जा. क्रमांक / No.: CO/S&B/VR/2003/ 139

दिनांक / तारीख / Date : 10.01.2003

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT : CLAUSE 36**

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/134 dated the January 10, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.

FILE NO. 82.4524



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/134

दिनांक / तारीख / Date : 10.01.2003

Dear Sir,

**LISTING AGREEMENT**
**REVISION IN INTEREST RATES**

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a

SHARES & BONDS
CORPORATE CENTRE, MUMBAI

*हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.*

FILE NO. 32.4324

*Annexure A*

*Agenda No 1*
*Revision in Interest Rates on Domestic Term Deposits*

A. The revised interest rates on **Domestic Term Deposits** effective from **13th January 2003** would be as under:

| Existing w.e.f. 25.11.2002 | | Revised w.e.f. 13. 01. 2003 | |
|---|---|---|---|
| Duration | Interest Rate (% p.a.) | Duration | Interest Rate (% p.a.) |
| 15 days to 45 days | 4.25 | 15 days to 45 days | 4.25 |
| 46 days to 179 days | 5.25 | 46 days to 179 days | 5.25 |
| 180 days to less than 1 year | 5.50 | 180 days to less than 1 year | 5.50 |
| 1 year to less than 2 years | 6.00 | 1 year to less than 2 years | 5.75 |
| 2 years to less than 3 years | 6.25 | 2 years to less than 3 years | 6.00 |
| 3 years and above | 6.50 | 3 years and above | 6.25 |

**B.** The interest rates payable on Domestic Term Deposits with a maturity period of "7 days to 14 days" remains unchanged as under:

| Existing w.e.f. 25.11.2002 | | Revised w.e.f. 13. 01. 2003 | |
|---|---|---|---|
| Amount of Deposits | Interest Rate (% p. a.) | Amount of Deposits | Interest Rate (% p.a.) |
| Rs 15 lakhs and above | 4.00 | Rs 15 lakhs and above | 4.00 |

**C.** The revised interest rates payable on deposits of Senior Citizens, effective from **13th January 2003** would be as under:

| Existing w.e.f. 25.11. 2002 | | Revised w.e.f. 13. 01. 2003 | |
|---|---|---|---|
| Duration | Interest Rate (% p. a.) | Duration | Interest Rate (% p.a.) |
| 1 year to less than 2 years | 6.50 | 1 year to less than 2 years | 6.25 |
| 2 years to less than 3 years | 6.75 | 2 years to less than 3 years | 6.50 |
| 3 years and above | 7.00 | 3 years and above | 6.75 |

**D.** The interest rates payable on NRE deposits remains unchanged as under:

| Existing w.e.f. 25.11. 2002 | | Revised w.e.f. 13. 01. 2003 | |
|---|---|---|---|
| Duration | Interest Rate (% p. a.) | Duration | Interest Rate (% p.a.) |
| 180 days to less than 1 year | 4.50 | 180 days to less than 1 year | 4.50 |
| 1 year to less than 2 years | 5.00 | 1 year to less than 2 years | 5.00 |
| 2 years to less than 3 years | 5.25 | 2 years to less than 3 years | 5.25 |
| 3 years and above | 5.50 | 3 years and above | 5.50 |


कोष विभाग
TREASURY
CORPORATE CENTRE
MUMBAI

INTERNATIONAL CORPORATE FINANCE


INDIA'S
LARGEST
BANK

**STATE BANK OF INDIA**
**REPRESENTATIVE OFFICE**

2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

January 14, 2003

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
JAN 16 2003
1088

Dear Sir:

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs)**
**CUSIP # 856552104**
**LISTING AGREEMENT : CLAUSE 35**

We enclose for your information & necessary action letter #.CO/S&B/VR/2003/143 dated January 10, 2003 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to send a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

[signature]

Ajit Lal
Representative

Encl: as above

<securities>

FILE NO. 82.43[illegible]



भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.


शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348


जा. क्रमांक / No.: CO/S&B/VR/2003/ 143

दिनांक / तारीख / Date : 10.01.2003

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT : CLAUSE 35**

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/135 dated the January 10, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

*हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.*



FILE NO. 82.4

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2003/135 10.01.2003

Dear Sir,

**LISTING AGREEMENT : CLAUSE 35**

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st December, 2002. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

**Details of Shareholding of entities/persons holding more than 1% of of the Bank**

| | No.of Shares held | % of Shares in total equity |
|---|---|---|
| **Reserve Bank of India** | 314338700 | 59.73 |
| **Financial Institutions:** | | |
| 1. Life Insurance Corp. of India | 23953446 | 4.55 |
| 2. Unit Trust of India | 14706467 | 2.79 |
| **FIIs** | | |
| 1. The Bank of New York (As Depository for GDRs) | 41538018 | 7.89 |
| 2. Emerging Markets Growth Fund Inc. | 6958700 | 1.32 |
| **Total holding FIIs/NRIs** | 103546018 | 19.67 |
| **OCBs** | 845834 | 0.16 |

2. Kindly acknowledge receipt.

Yours faithfully,

FILE:CL351202 07-Jan-2003

FILE NO. 82.4524

CLAUSE 35 : BOMBAY STOCK EXCHANGE

REPORTING INSTITUTION : STATE BANK OF INDIA
FOR THE QUARTER ENDED : 31/12/2002
DATE OF REPORT : 07/01/2003

| SR. NO. | CATEGORY | SHARES HELD | % OF SHARES IN TOT EQTY |
|---|---|---|---|
| (A) | PROMOTER'S HOLDING | | |
| 1 | Promoter's<br>- Indian<br>- Foreign Pormoter's | NIL | NIL |
| 2 | Persons acting in concert | NIL | NIL |
| | Sub-Total | NIL | NIL |
| (B) | NON-PROMOTER'S HOLDING | | |
| 3 | Institutional Investors | | |
| a. | Mutual Funds and UTI | 24921292 | 4.74 |
| b. | Banks, Financial Institutions, Insurance Co's (Central/State Govt.Insti/Non-Govt.Insti) | 348401618 | 66.20 |
| c. | FIIs | 103312496 | 19.63 |
| | Sub-Total | 476635406 | 90.56 |
| 4 | Others | | |
| a. | Private Corporate Bodies | 7935974 | 1.51 |
| b. | Indian Public | 40576765 | 7.71 |
| c. | NRIs<br>OCBs | 233522<br>845834 | 0.04<br>0.16 |
| d. | Trust/Foundations | 71377 | 0.01 |
| | Sub-Total | 49663472 | 9.44 |
| | GRAND TOTAL - | 526298878 | 100.00 |


SHARES &
BONDS
CORPORATE CENTRE
MUMBAI